November 16, 2005



Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 First Street, N.E.
Washington, DC  20549


Re:   Reliv' International, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
      Filed March 16, 2005
      File No. 000-19932


Dear Mr. Rosenberg:

This letter is in response to your comment letter of November 8, 2005. Our responses are in numerical order corresponding to the order of the comments in your letter.

Form 10-K for the year ended December 31, 2004

1. Effectiveness of Controls and Procedures--We confirm that the company's disclosure controls and procedures were designed to provide "reasonable assurance" that the controls and procedures met their objectives. For future filings, we will clarify our discussion of this matter.

 Form 10-Q for the six months ended June 30, 2005

2.    Note 7--Related Party Transactions

      o As treasury shares are retired, the company allocates the excess purchase price over par between additional paid-in capital and accumulated deficit. The portion allocated to capital surplus is limited to the sum of (a) all capital surplus arising from previous retirements and net "gains" on sales of treasury stock of the same issue and (b) the prorata portion of capital surplus paid in, voluntary transfers of retained earnings, capitalization of stock dividends, etc. on the same issue. Accordingly, we first determined the additional paid-in capital per share, reduced additional paid-in capital by this amount for each share retired, then allocated the remaining amount to accumulated deficit.

      o As treasury shares are initially purchased, they are shown on the balance sheet as a deduction from total capital stock, additional paid-in capital, and retained earnings as a separate line item under "Treasury stock", reported at cost, in accordance with APB 6, Para. 12(b). Upon retirement, the cost is removed from the "Treasury stock" line item, and allocated between common stock at par, additional paid-in capital, and accumulated deficit in accordance with APB 6, Para. 12 and 13, as described above.

      o A reconciliation as requested is attached to this letter in Appendix 1 and 2, including details of the shares purchased as disclosed in the related party transactions.

In connection with this response to your comment letter, the company acknowledges that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We believe our response answers all of your comments in a satisfactory manner. Please contact us if you require further explanation of any of our responses.


Sincerely,


/s/  Steven D. Albright
-----------------------
Steven D. Albright
Vice President and Chief Financial Officer
Reliv' International, Inc.

Appendix 1

                   Reliv International, Inc. and Subsidiaries
                 Consolidated Statement of Stockholders' Equity
               For the Six Months Ended June 30, 2005 (unaudited)


                                                             Common Stock            Additional
                                                      --------------------------      Paid-In        Accumulated
                                                        Shares          Amount        Capital         Deficit
                                                      ----------    ------------    ------------    ------------
Balance at December 31, 2004                          16,323,668    $     16,324    $ 22,661,179    $ (3,719,711)
    Net income                                              --              --                 '       4,042,163
    Other comprehensive income:
      Foreign currency translation adjustment               --              --              --              --

    Total comprehensive income

    Common stock dividends paid, $0.035 per share           --              --              --          (565,158)
    Compensation expense for warrants granted               --              --            33,374            --
    Common stock purchased for treasury                     --              --              --              --
    Retirement of treasury stock                      (1,162,630)         (1,163)     (1,383,878)     (9,437,126)
    Proceeds from sale of common stock                      --              --              --              --
    Options and warrants exercised                       480,721             481         328,001        (305,516)
    Tax benefit from exercise of options
    and warrants                                            --              --         1,185,000            --
                                                      ----------    ------------    ------------    ------------
Balance at June 30, 2005                              15,641,759    $     15,642    $ 22,823,676    $ (9,985,348)
                                                      ==========    ============    ============    ============

                                                      Accumulated
                                                         Other               Treasury Stock
                                                      Comprehesive       -------------------------
                                                          Loss            Shares         Amount           Total
                                                      ------------       ---------    ------------    -------------
Balance at December 31, 2004                          $   (758,331)          2,737    $     (8,708)   $ 18,190,753
    Net income                                                --              --              --         4,042,163
    Other comprehensive income:
      Foreign currency translation adjustment               50,789            --              --            50,789
                                                                                                      ------------
    Total comprehensive income                                                                           4,092,952
                                                                                                      ------------
    Common stock dividends paid, $0.035 per share             --              --              --          (565,158)
    Compensation expense for warrants granted                 --              --              --            33,374
    Common stock purchased for treasury                       --         1,280,071     (12,051,805)    (12,051,805)
    Retirement of treasury stock                              --        (1,162,630)     10,822,167            --
    Proceeds from sale of common stock                        --              --              --              --
    Options and warrants exercised                            --              --              --            22,966
    Tax benefit from exercise of options
    and warrants                                              --              --              --         1,185,000
                                                      ------------       ---------    ------------    -------------
Balance at June 30, 2005                              $   (707,542)        120,178    $ (1,238,346)   $ 10,908,082
                                                      ============       =========    ============    ============

Appendix 2


Reliv International, Inc. and Subsidiaries
Consolidated Statement of Stockholders' Equity - Supplemental Information For the Six Months Ended June 30, 2005 (unaudited)
Supplemental Information:  Details of Common Stock Purchased for Treasury

                                                                                                          ($)
                                                                                                       Form 10-Q
                                                                     Tres. Stk.         Tres. Stk.     Footnote 7
          Date               Description                            # of shares         Amount ($)     Disclosure
          ----               -----------                            -----------        ------------   -------------

Company Stock Re-purchase for Treasury:  Officers/Directors
       14-Mar-05  T/Stk. Purchase - Kreher                              100,000          900,000.00      900,000.00
       14-Mar-05  T/Stk. purchase - Kreher (promissory note)            350,000        3,150,000.00    3,150,000.00
       22-Mar-05  T/Stk. purchase                                        39,193          352,737.00      352,737.00
       24-May-05  Kreher promissory note principal payment - $50,000
       31-May-05  T/Stk. purchase                                       245,533        2,332,563.50    2,332,563.50
       31-May-05  T/Stk. purchase                                       178,948        1,700,006.00    1,700,006.00
       31-May-05  T/Stk. purchase                                       110,527        1,050,006.50    1,050,006.50
                                                                                                       ------------
                                                                                                          9,485,313

Company Stock Re-purchase for Treasury:  Open Market
       March 2005 T/Stk. purchase                                        11,663          102,548.47
       April 2005 T/Stk. purchase                                       118,511        1,148,295.16
       May 2005   T/Stk. purchase                                        58,245          596,344.20
       June 2005  T/Stk. purchase                                        67,451          719,303.86
                                                                   ------------       -------------
       Sub-total:  Purchases of Treasury Stock                     1,280,071.00       12,051,804.69

       Less:  Promissory Note Payable - Kreher (Comment #1)
                  Current maturities of long-term debt                                  (900,000.00)
                  Non-current liabilities:  Promissory Note                           (2,200,000.00)
                                                                                      -------------
       Purchases of Treasury Stock - Cash Paid (Comment #2)                            8,951,804.69



Comment #1:  As of and for the six month period ended June 30, 2005, $3,100,000 is owed to Kreher for the company's repurchase of Kreher's
                  Reliv common stock.

Comment #2:  Amount equals "Purchase of stock for treasury" per the Consolidated
                  Statements of Cash Flows (unaudited) for the Six Months
                  Ended June 30, 2005